VegBox Campaign Page

 # Blossoms Events and Catering LLC

Maryland USA

VegBox founder, Chef Roberta Lowe, had a goal to become a restaurateur offering amazing plant-based food that would wow the customers' experience. Her first step in realizing this goal was acquiring and operating a part-time mobile food chart under the brand of Roe's Sandwiches, LLC. Ms. Lowe's long-term goal was to expand the business to a dine-in restaurant that offers catering. In 2014, she expanded her business by offering a full-service catering business named "Blossoms Events and Catering LLC" to fit the new market she was serving.

Blossoms Events and Catering LLC is now Doing Business As (DBA) VegBox. VegBox provides plant-based dishes that are fresh, fast, healthy, and have amazing flavor with the convenience of being a complete meal in a box. Today, our founder, the trained Vegan Chef Roberta Lowe, a pioneer in the vegan movement saw the need in her local community for a fast-casual restaurant experience focusing on amazingly seasoned whole plant vegan dishes. So the VegBox was born.



VegBox -Vegan Restaurant in Baltimore MD

Play video https://youtu.be/S50A32pKEyQ

Click here to play video https://youtu.be/S50A32pKEyQ

The problem we are solving is, often individuals forfeit healthy options for unhealthy options because it's quicker and more convenient. We understand that issue and our solution is a fast-casual restaurant that offers a unique menu based around individuals or groups to get a quick meal that gives them the option of having a fulfilling, healthy, deliciously flavored dish as quickly as you can get a gourmet burger.



VegBox Customer Reviews
Unlisted

Play video https://youtu.be/EflHWPu5Scc

The average American in today's world is working longer hours, whether that's on our degree or longer office hours. Our 24-hour timeframe now consists of more than 16 hours of working on your degree, job or business, 2-4 hours of travel, and 4-6 hours of sleep. With a schedule like that, who has time to think, let alone cook three meals a day, including shopping for the meal. This is why convenience foods are becoming so popular. As of 2018, Americans spend over $50 Billion annually on fast food.

Impact Analysis of COVID-19

Consumer Discretionary
The Consumer Discretionary sector will see NEGATIVE impact due to COVID-19 outbreak and is expected to register a low growth rate compared to the global GDP growth

IMPACT

Market Impact
This market will have **NEGATIVE IMPACT** due to the spread of COVID-19

Pandemic Impact on Market
INDIRECT

Global Quick Service Restaurants Market 2020-2024

Market growth will ACCELERATE at a CAGR of over
3%

Incremental growth
$ 122.81 bn

Growth for 2020
5.13%

IMPACT
Market growth in 2020 likely to **INCREASE** compared to 2019

Expected time by when the impact on market will normalize
👍 Q3-2021 [Best Case]
👎 Q1-2022 [Worst Case]

Quick Service Restaurants Market estimates to be revisited and updated in Q3-2020, based on the revaluation of the impact as the pandemic spread plateaus. The update will be available free of cost to all customers.

technavio

The Quick Service Food industry is growing rapidly and by providing convenience to an always on the go customer base.

It takes less than 10 minutes to pull up to a drive-through window and get a complete meal to go. Talk about convenience! Over 20% of American meals are eaten in cars, a concept that didn't exist before fast food. Most of us, when taking a lunch break, get a 30-minute break, so convenience is our best option. You need your food prepared fast so you can eat it quickly. I get it!

But the downside of this convenient "microwave" diet is that it is making us more and more unhealthy. 85.2% of people with T2D are overweight or obese. If present trends continue, it is estimated that 1 in 3 Americans will have diabetes by 2050. This is a very sobering fact!



VegBox's goal is to innovatively marry the vegan food market to the Quick Service industry using technology!

This means that traditional convenient fast food comes at a high cost. The cost is not paid at the drive-through window but in the suffering of chronic obesity-related diseases. According to the CDC from 1999 −2000 through 2017 −2018, US obesity prevalence increased from 30.5% to 42.4%. During the same time, the prevalence of severe obesity increased from 4.7% to 9.2%. Obesity-related conditions include heart disease, stroke, type 2 diabetes, and certain types of cancer.

These are among the leading causes of preventable, premature death. The estimated annual medical cost of obesity in the United States was $147 billion in 2018. Medical costs for people who had obesity were $1,429 higher than medical costs for people with a healthy weight. None of these facts and figures take into account the human suffering associated with these debilitating chronic obesity-related disorders.

My Story

PLANT-BASED



VS



NON PLANT-BASED



Roberta A. Lowe

Chef Roberta before a vegan diet over 200 pounds to currently 165

Often individuals forfeit healthy options for unhealthy options because it's quicker. Here at VegBox, we understand that. That's why our fast-casual restaurant offers a unique menu based around individuals or groups to get a quick meal that gives them the option of having a filling, healthy, deliciously flavored dish as quickly as you can get a gourmet burger.

TECHNOLOGY-DRIVEN ORDERING METHODS

Providing increased accessibility and convenience

    

| SELF SERVICE KIOSK ORDERING | VEGBOX DEDICATED APP | VOICE ORDERING | ONLINE ORDERING | DRIVE-THRU |

At VegBox, we provide plant–based dishes that are fresh, fast, healthy, and tasty, with the convenience of being a complete meal in a box.

    



VegBox Investor Video

#WomanFounder   #Food&Drink   #BlackOwned

$0 FUNDS RECEIVED
of $250,000 maximum target

$20K MINIMUM

Investment Summary

Convertible Note

Minimum Investment: $100

Interest rate: 10%

Maturity date: 2025-01-01

Discount: 10%

*See Offering section below for disclosures

Offering

Convertible Debt

📄 VegBox Pitch Deck.pptx

📄 DBA VegBox Proceeds Use-5.pdf

Mission

Chef Roberta Lowe , Founder of VegBox is changing the world for the better. Her mission is to create healthy plant-based dishes with extraordinary flavor, increased accessibility through convenience by creating fast on the go options to match our busy lives.



Chef for over 15 years



VegBox Founder & Consultants

Investment Perks

$500
Level I

VegBox Tee-shirt / VegBox Hat / $50 VegBox gift card

$1,500
Level II

VegBox Tee-shirt / VegBox Hat / 4 pk of our famous Vegan Crab cakes / $100 VegBox gift card

$2,200
Level III

VegBox Tee-shirt / VegBox Hat / 4 pk of our famous Vegan Crab cakes for 3 months / $150 VegBox gift card / 1 Vegan Leather Lunch Tote

$5,000
Level IV

VegBox Tee-shirt / VegBox Hat / 4 pk of our famous Vegan Crab cakes for 6 months / $150 VegBox gift card / 1 Vegan Leather Lunch Tote / 2 Free Tickets to Private Meet the Chef Dinner Event

Key Facts & Financials

- August 2020 – Opened pilot restaurant concept & approval to sell on UberEats

- October 2020 – Approval to sell on GrubHub

- November 2020 – Approval to sell on DoorDash

- Fall 2020 – Sales since August 2020 increased by 110%

- June 2021 – New lunch menu released

- August 2021 – Breakfast service launched

- September 2021 – VegBox 1st anniversary

- 2021 – Sales increased from 2020 by 193%

📄 VegBox-Cash-Flow-Projection- 3year...

📄 Sign page-signed.pdf

📄 Blossoms GAAP.pdf

📄 DBA VegBox Proceeds Use-5.pdf

Blossoms Events and Catering LLC Story

VegBox founder Chef Roberta Lowe has always wanted to become a restaurateur offering amazing plant-based food that would wow the customers' experience. This childhood dream fueled the pursuit of learning more about food, even more specifically to learn about ingredients, cooking methods, cooking techniques, and most importantly about the complexity of flavor combinations. She began the journey 12 years ago establishing the Limited Liability Company in April of 2009, under the name of Roe's Sandwiches (now Blossoms Events and Catering, LLC, DBA VegBox).

Her first step in realizing her dream was acquiring and operating a part-time mobile food chart under the name and brand of Roe's Sandwiches, LLC. Her primary products were sandwiches, salads, and other specialty items. However, Ms. Lowe's long-term goal was to expand the business to a dine-in restaurant that offers catering. In 2013, she expanded her business by offering full services catering with hot and cold breakfast, lunch, and dinner menu options, event and wedding planning services, and equipment rentals. When Roe's Sandwiches branched out into the full catering area by being hired for large events and weddings, Ms. Roberta Lowe changed the business name in 2014 to "Blossoms Events and Catering LLC" to fit the clientele she was now servicing.

Getting recognized for the service she provided in the past she started to get requests to provide wholesome delicacies, dinners, and desserts for weddings, social events such as birthday parties, retirement parties, corporate events such as business launching, and much more.

Roberta would hold private chef tastings to test menu items she would offer for potential clients' events. She enjoyed the flow of how the tasting would go so she started to offer clients private chef parties that allowed the client to invite 10-20 guests for an evening to enjoy a three-course meal prepared by her in the host's home.



Vegan Lamb for Private Dinner Made by Chef Roberta

With that concept of Chef Tastings and three-course meals in mind Chef Lowe has added another revenue stream for Blossoms Events and Catering. Our storefront restaurant will offer customers a monthly dine-in three courses "Chef Tasting" menu, and take-home multi-course meals options offered Tuesday and Thursday every week. In addition with seasonal menus and specials for breakfast and lunch are offered daily. Also, our catering staple services we already provided for off-site catering for weddings, social, and corporate events.

The Founders



Roberta Lowe
Founder

Vegan Chef Roberta Lowe, a pioneer in the vegan movement, saw the need in her local community for a fast-casual restaurant experience focusing on amazingly seasoned whole plant vegan dishes. So the VegBox was born. At VegBox, we provide plant-based dishes that are fresh, fast, healthy, and tasty, with the convenience of being a complete meal in a box.

The Team



Bill Huston
Crowdfunding Strategist & Consultant

Over 10 years of crowdfunding and digital marketing experience as a crowdfunding strategist where I have successfully consulted and managed more than a dozen successful crowdfunding campaigns by creating and implementing crowdfunding marketing strategies. Raised hundreds of thousands of dollars for clients. INC. Magazine named me a top 19 global crowdfunding expert.



Kendra Lewis
Business Strategy and Marketing Consultant

Kendra is a business strategy expert with over 10 years of experience helping entrepreneurs and fortune 500 companies launch, grow, and scale their businesses.

Kendra helped launch a dozen new private label brands for one of the largest retailers in the US. She specializes in applying the same strategies and techniques she used for large corporations to help start-up business owners scale to 6 figures and beyond.



Anita Dykes
General Management Consultant

Anita has over 20 years of experience in the foodservice industry as a chef and restaurant general manager.

Anita's high-quality standards for excellence and compliance, along with her incredible eye for talented individuals, is her winning strategy for scaling day-to-day restaurant operations to become more efficient and increase sales by over 28%.



Itika Watkins, MBA
Business Financial Advisor

Itika Watkins has her MBA from University of Phoenix. She has over 19 years experience with assessing and evaluating million dollar companies financial performance regarding long-term operational goals, budgets and forecasts.

Her experience with franchise companies allowed her to enhance and implement financial and accounting systems, processes, tools and control systems for a wide-range of industries.

She is QuickBooks Live Lead at Intuit for over 10 years. She prides herself on exploring new investment opportunities and providing recommendations on potential returns and risks which allow a business to reach its performance goals set for each year.



Al James
Project Management Advisor

Twenty-nine years of experience in the field of Architecture as an Architectural Designer & Construction Project Manager.
Providing pertinent technical insight, competence, aesthetic motifs, and the basic benchmark of design skills to each project.

Along with production of working drawings in a timely and efficient manner I am also proficient and experienced in Architectural design and Construction Project Management, I have overall project coordination and project structuring skills.

www.vegboxmd.com


